Exhibit 21.1

SUBSIDIARIES OF GULFMARK OFFSHORE, INC.

Name of Subsidiary or Organization	State or Country of Incorporation
Gulf Offshore Do Brasil Ltda.	Brazil
GM Offshore, Inc.	Delaware
Chalvoyage (M) Sdn Bhd	Malaysia
Semaring Logistics (M) Sdn Bhd	Malaysia
Gulf Offshore Norge AS (Sea Truck Shipping AS)	Norway
GulfMark Norge AS (formerly Gulf Offshore Norge AS)	Norway
GulfMark Rederi AS (formerly GulfMark Norge AS)	Norway
Gulf Offshore Marine International, Inc.	Panama
Gulf Marine Far East PTE Ltd	Singapore
Dianne Operating Limited	United Kingdom
Gulf Offshore Guernsey Ltd.	United Kingdom
Gulf Offshore N.S. Limited	United Kingdom
GulfMark North Sea Limited	United Kingdom
North Sea Rescue Service Ltd.	United Kingdom
S.E.A. Personnel Services Limited	United Kingdom
Sea Truck (U.K.) Ltd.	United Kingdom